UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D

              Under  the Securities Exchange Act of 1934


                          HALIFAX CORPORATION
                           (Name of Issuer)

                 Common Stock par value $0.24 per share
                    (Title of Class of  Securities)

                               405752106
                            (CUSIP Number)

                            Joseph Sciacca
                          Halifax Corporation
              5250 Cherokee Avenue Alexandria, VA  22312
                             703-750-2202
      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                            August 29, 2003
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [__]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

CUSIP No. 405752106


1. Names of Reporting Persons. I.R.S. Identification No.'s of above persons (entities only)

          Gary M. Lukowski

2.   Check the Appropriate Box if a Member of a Group (See Instruction)

     (a)  [_]
     (b)  [x]

3.   SEC use Only

4.   Source of Funds (See Instructions)

          PF

5.   Check Box  if disclosure of Legal Proceedings Is Required
      Pursuant to Items 2(d) or 2(e)  [__]

6.   Citizenship or Place of Organization

          United States

Number of      7.   Sole Voting Power           157,7731
shares Bene-
ficially by    8.   Shared Votng Power
Owned by each
Reporting      9.   Sole Dispositive Power       157,7731
Person with
               10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                            157,7731

12   Check Box if the Aggregate Amount in Row (11) Excluded
      Certain Shares (See Instructions)  [__]

13.  Percent of Class Represented by Amount in Row (11)

                                5.4%

14.  Type of Reporting Person (See Instructions)

               IN

1Mr. Lukowski, a director and shareholder of Microserv Inc., received shares of Common Stock of the Issuer in the acquisition of Microserv by the Issuer described under Item 3 hereof.

CUSIP No. 405752106

Item 1.   Security and Issuer

     This Statement relates to the common stock, par value $0.24 per share, ("Common Stock") of Halifax Corporation, a Virginia corporation (the "Issuer" or "Halifax"). The address of the Issuer's principal executive offices is 5250 Cherokee Avenue, Alexandria, Virginia 22312.

Item 2.   Identity and Background

     (a) This Statement is being filed by Gary M. Lukowski. The filing of this Statement shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Securities Act of 1934, as amended (the "Exchange Act"), that Mr. Lukowski is the beneficial owner of any securities covered by this Statement, or that this schedule is required to be filed by such person or that such person constitutes a group within the meaning of Section 13(d) of the Exchange Act.

     (b)  The business address for Mr. Lukowski is 11321 NE 120th
Street, Kirkland, WA 98034.

     (c) As of August 29, 2003, Mr. Lukowski is an employee of the Issuer. Prior to such time, he was a director and shareholder of Microserv Inc.

     (d)  Criminal Convictions.  During the last five years, Mr.
Lukowski has not been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) Court or Administrative Proceedings. During the past five years, Mr. Lukowski has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship. Mr. Lukowski is a citizen of the United States of America.

Item 3.   Source and Amount of  Funds or Other Consideration

     On August 29, 2003, Halifax acquired all of the outstanding common stock of Microserv, Inc. ("Microserv") from the shareholders of Microserv, including Mr. Lukowski, through the merger of Microserv with and into wholly-owned subsidiaries of Halifax (the "Merger"). Mr. Lukowski received 157,773 shares of Common Stock, as part of the total merger consideration described below, in return for 204,332 shares of Microserv common stock.

     The Microserv shareholders (the "Microserv Shareholders"), in exchange for all of the outstanding shares of common stock of Microserv, received consideration, subject to certain possible post-closing adjustments, consisting of 442,078 shares of Halifax common stock; a Note in the principal amount of $493,394, with an 18-month term, and accruing interest at the rate of 5% per annum; cash in the amount of $360,000; and through an earn-out, the right to receive an additional $250,000 payable in cash, or a combination of cash and Halifax common stock. The merger consideration is subject to certain reductions if the working capital and net assets as of August 29, 2003 are less than certain levels at March 31, 2003.

Item 4.   Purpose of Transaction

     The acquisition of shares of Common Stock of the Issuer resulted from the Merger described in response to Item 3.

     Mr. Lukowski has no present plans or proposals which relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of eligible equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)  Any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a) As of the date hereof, Mr. Lukowski may be deemed to be the beneficial owner of 157,773 shares of the Issuer's Common Stock, which represents 5.4% of Issuer's outstanding Common Stock.

     (b) Mr. Lukowski has the sole power to vote and the sole power to dispose of all 157,773 shares of Common Stock owned by him.

     (c) Mr. Lukowski did not effect any transactions in the Common Stock in the last 60 days.

     (d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Lukowski.

     (e)  Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

     As part of the Merger, all Microserv Shareholders, including Mr. Lukowski, entered into a Registration Rights and Right of First Offer Agreement with the Issuer. The Registration Rights and Right of First Offer Agreement provides that all shares acquired in the Merger will be subject to a 12 month prohibition on transfers, which prohibition period may be extended under certain circumstances. In addition, the Microserv Shareholders, including Mr. Lukowski, are required to provide the Issuer with a right of first offer to purchase the shares of Common Stock acquired in the Merger under certain circumstances described in the Registration Rights and Right of First Offer Agreement. Other than as indicated elsewhere in this Schedule, Mr. Lukowski is not a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

     1. Registration Rights and Right of First Offer Agreement dated August 29, 2003.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.



Date:          9/8/03



Signature      /s/Gary M. Lukowski
          Gary M. Lukowski

                             EXHIBIT INDEX


NAME                                         EXHIBIT NO.

Registration Rights and Right of First
Offer Agreement dated August 29, 2003             1